UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM SD
Specialized Disclosure Report

ARUBA NETWORKS, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-33347	02-0579097
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1344 Crossman Ave.
Sunnyvale, CA 94089
(Address of principal executive offices, including zip code)

Michael M. Galvin
Chief Financial Officer
(408) 227-4500
(Registrant’s telephone number, including area code)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form:
[X] Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1 for the reporting period from January 1, 2013 to December 31, 2013.

Introduction
Aruba Networks, Inc. (“Aruba” or the “Company”) is a leading global provider of enterprise mobility solutions.
Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Act”) requires Aruba to perform certain procedures and disclose information about the use and origin of “conflict minerals” (as defined in the Act) if these conflict minerals are deemed to be necessary to the functionality or production of a product manufactured or contracted to be manufactured by Aruba. The minerals covered by these rules include tin, tantalum, tungsten and gold. Aruba has concluded that certain of its products do contain minerals defined by the Act to be “conflict minerals” and that these minerals are necessary to the functionality or production of certain of its products.
All of Aruba’s products are either manufactured for the Company by contract manufacturers and original design manufacturers (“External Manufacturers”) or otherwise purchased by Aruba from third parties for resale. Components and subassemblies included in Aruba’s products by its External Manufacturers and other suppliers are sourced by these third parties from a global supply base, over which Aruba exercises no direct control with regard to the source of raw materials.
Section 1 – Conflict Mineral Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
In accordance with the Act and the requirements of Item 1.01 of this Form SD, because Aruba determined that certain “conflict minerals” are necessary to the functionality or production of certain products manufactured or contracted by Aruba to be manufactured for the calendar year ended December 31, 2013, Aruba conducted in good faith a “reasonable country of origin inquiry” (“RCOI”) regarding those conflict minerals. Aruba’s RCOI was reasonably designed to determine whether any of the conflict minerals originated in the Democratic Republic of Congo or adjoining countries (the “Covered Countries”) or whether the materials came from recycled or scrap sources. A more detailed description of Aruba’s RCOI is included in Exhibit 1.01 to this report on Form SD.
Based on Aruba’s initial RCOI and the preliminary representations made to it by its suppliers, for the calendar year ended December 31, 2013, Aruba is currently unable to determine whether it has reasons to believe that the necessary conflict minerals may have originated from Covered Countries and were not from recycled or scrap sources. Accordingly, Aruba is continuing the process of making such determination and conducting additional due diligence procedures, as further described in the Exhibit 1.01 of this Form SD.
In accordance with Rule 13p-l under the Securities Exchange Act of 1934, as amended, Aruba has filed this Form SD and the Conflict Minerals Report attached as Exhibit 1.01 hereto. The Conflicts Minerals Report is posted (and publicly available) on Aruba’s website: www.arubanetworks.com/company/environmental-citizenship/.
Item 1.02 Exhibit

Exhibit No.	Description
1.02	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit No.	Description
1.02	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 30, 2014

ARUBA NETWORKS, INC.

By:	/s/ Michael M. Galvin
Michael M. Galvin
Chief Financial Officer (Principal Financial Officer)